Exhibit 19.1
Endo, Inc.
Insider Trading and Confidentiality Policy

1.Purpose
The Board of Directors of Endo, Inc. has adopted this policy with regard to the insider trading and confidentiality obligations that arise from the legal and ethical responsibilities of a public company.

2.Scope
This policy applies to all personnel including directors, officers, employees and contractors of Endo Inc. and its subsidiaries (collectively, the “Company”).

3.Securities Laws
Federal and state securities laws prohibit the purchase or sale of a company’s securities by anyone who is aware of material information about such company that is not generally known or available to the public. We define the term “securities” to include, but not be limited to, the Company’s common stock, options to purchase common stock, restricted stock, preferred stock, performance stock, notes, bonds, warrants, as well as derivative securities whether or not issued by the Company (such as exchange-traded put or call options or swaps relating to the Company’s securities) and any other type of securities that may be issued by the Company. Companies and their controlling persons may be subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel. Material non-public information must not be disclosed to third parties, except in limited circumstances, as described in Sections 7 and 8. It is also Company policy to comply with applicable securities laws concerning trading in Company securities on the Company’s behalf.

4.Prohibition Against Trading While Aware of Material Non-Public Information
Subject to limited exceptions described in Section 6, you are prohibited from engaging in any transaction in the Company’s securities (as defined above) while aware of material non-public information about the Company. It makes no difference whether or not you relied upon or used material non-public information in deciding to trade – if you are aware of material non-public information about the Company, the prohibition applies. This prohibition covers virtually all transactions in the Company’s securities, including purchases, sales, pledges, hedges, options and other derivatives, loans and gifts of the Company’s securities, as well as other direct or indirect transfers of the Company’s securities. This prohibition extends to trades of the Company’s securities in which you have any economic interest, or over which you exercise voting power and/or investment control, including:
•transactions in the Company’s securities held in joint accounts or accounts of family members or persons or entities controlled directly or indirectly by you;
•transactions in the Company’s securities for which you act as trustee, executor or custodian; and
•transactions in any other account or investment involving in any way any of the Company’s securities over which you exercise any direct or indirect control.

Specifically, if you are aware of material information relating to the Company which has not yet been made publicly available for at least two full trading days (often called “inside information”), you are prohibited from engaging in any transaction in our securities, directly or indirectly.
“Material” Information. Information is “material,” regardless of whether it is positive or negative, if there is a substantial likelihood that such information might be of significance to a reasonable investor in determining whether to purchase, sell or hold our securities or if it likely could affect the market price or value of our securities. Information may be significant for this purpose even if it would not alone determine the investor’s decision. Examples of “material” information may include: potential mergers, acquisitions, tender offers, licenses, joint ventures or asset dispositions; material expansion or curtailment of operations; earnings information and other financial information; material financing activity or material changes in liquidity; changes to senior executive officers, Board of Directors or control; material business developments (including FDA approval or non-approval of one of our products and the acquisition or loss of a major customer or supplier); cybersecurity incidents; or any other material event or transaction. We emphasize that these examples are merely illustrative and are not intended to be exhaustive. Please contact the Chief Legal Officer if you have any question(s) about whether particular information is “material.”
Public Information. Release of information to the media does not mean the information has become publicly available. Information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a widely-disseminated press release or a filing with the U.S. Securities and Exchange Commission (the “SEC”)) and the investing public has had time to absorb and evaluate it. We do not consider information about the Company to be public until at least two full trading days have passed following its formal release to the market. Once material information is publicly announced, trading can occur after a lapse of two full trading days. Therefore, if an announcement is made before the commencement of market trading on a Monday, an employee may trade in the Company’s stock or other securities after regular market close (i.e., 4 p.m., Eastern) on Tuesday of that week, because two full trading days would have elapsed by then (all of Monday and Tuesday). If the announcement is made on Monday after trading begins, employees may not trade in the Company’s stock or other securities until after regular market close (i.e., 4 p.m., Eastern) on Wednesday. Please consult the Chief Financial Officer or Chief Legal Officer if you are uncertain when trading may commence following an announcement. The above prohibition against trading while aware of inside information generally reflects the requirements of law, as well as this Policy and Our Code of Conduct. As more fully discussed below, a breach of this Policy will likely also constitute a serious legal violation.
5.Restricted Periods
In addition to the limitations set forth in Section 4 above, (i) Enhanced Restricted Personnel (as defined herein) are limited to trading in the Company’s securities only during the Open Trading Period (as defined herein) and with the advance consent of the Chief Legal Officer and the Chief Financial Officer pursuant to the procedures as set forth in this Section 5 and (ii) Select Restricted Personnel (as defined herein) are limited to trading in the Company’s securities only during the Open Trading Period. For the avoidance of doubt, Select Restricted Personnel do not need the advance consent of the Chief Legal Officer and the Chief Financial Officer to trade in the Company’s securities pursuant to this Policy.

“Restricted Personnel” is comprised of Enhanced Restricted Personnel and Select Restricted Personnel:
•.The “Enhanced Restricted Personnel” group includes (a) all members of the Company’s Board of Directors; (b) all “officers” of the Company as defined by Section 16 of the Securities Exchange Act of 1934, as amended; and (c) all Company officers at and above Senior Vice President level or equivalent (i.e., pay band G and above as established by the Human Resources Department);
•.The “Select Restricted Personnel” group includes: (a) all Company employees who are in the Communications, Corporate Development, Business Development, Finance and Legal Departments; and (b) all Company employees in any department at and above Director level or equivalent (i.e., pay band E and above as established by Human Resources Department, other than Enhanced Restricted Personnel).
Restricted Personnel are not permitted to trade any securities of the Company during periods that begin on the 15th day of the third month of each of the Company’s fiscal quarters (including its fiscal year end) and ending two full trading days after the Company’s public announcement of its financial results for each quarter, or with respect to the fourth quarter for the full year (a “Restricted Period”). The Company’s fiscal quarters end on each March 31, June 30 and September 30 and its fiscal year ends on December 31. The announcement date of the quarterly results varies, but occurs normally within approximately forty (40) days following the end of the fiscal quarter. For example, if we issued our third quarter earnings before the market opens on November 6, 2025, Restricted Personnel could not trade any securities of the Company from market open on September 15, 2025 until regular market close (i.e., 4 p.m., Eastern) on November 7, 2025, which is two full trading days after the third quarter results are publicly announced. Any period outside of the Restricted Period is known herein as the “Open Trading Period.”
Enhanced Restricted Personnel can only trade in the Company’s securities during the Open Trading Period (other than in those types of transactions described in Section 6 below that are not subject to the trading restrictions of this Section 5) if such Enhanced Restricted Personnel completes the Pre-Clearance Form in substantially the form attached hereto as Exhibit A (the “Pre-Clearance Form”) and submits it via email to the Chief Legal Officer and the Chief Financial Officer for approval. Such approval is required in advance of any such trades by Enhanced Restricted Personnel. Exceptions to the requirement to use of the Pre-Clearance Form may be permitted in certain instances as determined by the Chief Legal Officer and the Chief Financial Officer and communicated to the affected individuals, from time to time. The Chief Financial Officer must seek approval for his or her trades from the Chief Legal Officer and vice versa.
6.Special Transactions
Special transactions are subject to the following restrictions:
•.Employee Stock Purchase Plan. The trading restrictions described in Sections 4 and 5 do not apply to purchases of Company stock in the employee stock purchase plan resulting from periodic payroll contributions to the plan under an election made at the time of enrollment in the plan. The trading restrictions also do not apply to purchases of Company securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. The trading restrictions do apply, however, to an election to participate in the plan for any enrollment period, changes in payroll contributions (other than termination of contributions to such plan) and to sales of Company stock purchased under the plan.
•.Stock Options. The trading restrictions described in Sections 4 and 5 do not apply to exercises of stock options where no Company common stock is sold in the market to fund the option exercise price (i.e., a net exercise or where cash is paid to exercise the option) or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. Nonetheless, Enhanced Restricted Personnel shall immediately notify the Chief Legal Officer and Chief Financial Officer via email if such Enhanced Restricted Personnel exercises and holds his/her vested stock options pursuant to the preceding sentence. The trading restrictions do apply, however, to sales of Company common stock received upon the exercise of options in which the proceeds are used to fund the option exercise price (i.e., a cashless exercise of options) or related taxes. The Company reserves the right to limit or restrict net exercises or tax withholdings not made pursuant to standing elections.
•.Restricted Stock Awards and Restricted Stock Units. The trading restrictions described in Sections 4 and 5 do not apply to the vesting or settlement of restricted stock or restricted stock units (including performance stock units), or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting or settlement of any restricted stock or restricted stock units (including performance stock units). The trading restrictions do apply, however, to any market sale of stock received upon the vesting or settlement of restricted stock or restricted stock units (including performance stock units).
•.Other Similar Transactions. Any other purchase of Company securities directly from the Company or sales of Company securities directly to the Company are generally not subject to the trading restrictions of this Policy.
•.Gifts. Because gifts followed by sales may be subject to insider trading liability, the trading restrictions described in Sections 4 and 5 do apply to gifts of securities. If a gift is made by an Enhanced Restricted Personnel subject to the trading restrictions specified in Section 5, preclearance is required and must be requested by completing and submitting the Pre-Clearance Form and receiving the consent of the Chief Legal Officer and Chief Financial Officer.
•.Approved Transactions. Transactions in Company securities undertaken with the prior consent of the Chief Legal Officer and Chief Financial Officer following the completion and submission of the Pre-Clearance Form are approved transactions.
7.Confidentiality Generally
Serious problems arise from the unauthorized disclosure of internal information about the Company (or confidential information about our customers or vendors), regardless of whether it results in improper trading of Company securities. Accordingly, the Company’s confidentiality policies are supplemented by this Policy. Company personnel must not discuss internal Company matters or developments, including material non-public information, with anyone outside of the Company, except in the necessary course of business as required in the performance of regular corporate duties.

This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the media, including the financial press, or by investment analysts or others in the financial community. It is important that all such communications on behalf of the Company be made only through an appropriately designated officer under carefully controlled circumstances. Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquiry to the Company’s Senior Vice President, Investor Relations and Corporate Affairs.
8.Information about Other Companies
In the course of your service with the Company, you may become aware of material non-public information about other public companies – for example, other companies with which the Company has business dealings. You are prohibited from engaging in any transaction in the securities of any other public company at a time when you are in possession of material non-public information about such company obtained in the course of your service with the Company. You are also prohibited from communicating that information to any other person.
9.Tipping
Improper disclosure of non-public information to another person, whether or not the person engages in a transaction in the stock (so-called “tipping”), is also a serious legal offense by the tipper and a violation of the terms of this Policy. If you disclose information about the Company or information that you acquire about any other public company in connection with your service with the Company, you may be fully responsible legally for the trading of the person receiving the information from you (your “tippee”) and even persons who receive the information directly or indirectly from your tippee. Accordingly, in addition to your general obligations to maintain confidentiality of information obtained through your employment and to refrain from trading while in possession of such information, as discussed in Section 4 above, you must take utmost care not to discuss confidential or non-public information with family members, friends or others.
10.Prohibitions on Certain Trading Activities
We encourage interested employees to own securities as a long-term investment at levels consistent with their individual financial circumstances and risk-bearing abilities (since ownership of any security entails risk). However, Company personnel may not engage in hedging transactions (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) or trade in puts, calls or similar options on our stock or sell our stock “short.” Additionally, Company personnel may not pledge Company common stock as collateral for a loan, including holding common stock in a margin account.
11.Consequences of Violation
The Company considers strict compliance with this Policy to be a matter of utmost importance. We would consider any violation of this Policy by an employee as a threat to our reputation. Violation of this Policy could cause extreme embarrassment and possible legal liability to both you and the Company. Violations of the letter or spirit of this Policy will therefore be grounds for disciplinary action, including up to immediate termination from the Company, whether or not your failure to comply with this policy results in a violation of law. Violation of the insider trading laws and this Policy might expose the violator to severe criminal penalties, as well as civil liability to any person injured by the violation. For example, under U.S. securities laws, individuals may be subject to imprisonment for up to 20 years, criminal fines of up to $5 million and civil fines of up to the greater of $2 million or three times the profit gained or loss avoided, SEC civil enforcement injunctions, as well as the attorneys’ fees of the persons injured.
12.Resolving Doubts
If you have any doubt as to your responsibilities under this Policy, seek clarification and guidance from the Chief Financial Officer or Chief Legal Officer before you act. Do not try to resolve uncertainties on your own. If you have any questions regarding your pay band level referenced in Section 5 above, contact your HR business partner for clarification.
13.Caution about Possible Inability to Sell
Although the Company encourages employees to own our securities as a long-term investment (See Section 10), all personnel must recognize that trading in securities may be prohibited at a particular time because of the existence of material non-public information. Anyone purchasing our securities must consider the inherent risk that a sale of the securities could be prohibited at a time he or she might desire to sell them. The next opportunity to sell might not occur until after an extended period, during which the market price of the securities might decline.
14. 10b5-1 Trading Plans
SEC Rule 10b5-1 provides an affirmative defense against insider trading liability that permits corporate insiders to trade pursuant to pre-arranged written trading plans (commonly referred to as “10b5-1 plans”). Where a valid 10b5-1 plan has been established at a time when the insider was not in possession of material non-public information and outside of a Restricted Period, trades may be executed as specified by the plan, even if the insider is in possession of material non-public information at the time such trades are executed. Restricted Personnel and other employees may establish 10b5-1 plans, subject to the requirements described in this Section. 10b5-1 plans may only be adopted, modified or terminated with approval in advance by the Chief Legal Officer and Chief Financial Officer. You should allow at least five business days for that approval. For more information about how to establish a 10b5-1 plan, please contact the Chief Legal Officer. The Company reserves the right to withhold approval or withdrawal prior approval of a 10b5-1 plan.